GLOBAL PARTNERS LP

P.O. Box 9161

800 South Street

Waltham, Massachusetts 02454-9161

(781) 894-8800

January 8, 2014

Via EDGAR and Facsimile

Anne Nguyen Parker

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                             Global Partners LP
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 15, 2013
File No. 1-32593

Dear Ms. Parker:

This letter sets forth the response of Global Partners LP (the “Partnership”) to the comments contained in the letter dated December 16, 2013 from the staff of the Division of Corporate Finance of the Securities and Exchange Commission (the “Staff”) relating to the Partnership’s Form 10-K for the fiscal year ended December 31, 2012 (the “Comment Letter”).  For your convenience, the comment provided by the Staff has been repeated in bold type as set forth in the Comment Letter.  The Partnership’s response to the comment is set forth immediately below the text of the comment.  A copy of this letter has been furnished through EDGAR as correspondence.

1.   We note the increase in total compensation of your NEOs in 2012, and particularly the material increase in Mr. Eric Slifka’s compensation.  This increase appears to be due in large part to the increase in compensation from the short-term incentive plan (STIP).  While you have provided relevant information with respect to the STIP Performance Component, please expand your discussion of the STIP Discretionary Component.  Explain in better detail the factors such as the “market factors and significant acquisitions, developments and ventures accomplished by you as well as the contributions of the NEOs that resulted in an award range of 87% to 200% of the STIP Discretionary Component.

In future filings, we will revise our Short-Term Incentive Plan disclosure to expand the discussion of the STIP Discretionary Component. The following is an example of what this disclosure would have been in our Form 10-K for the fiscal year ended December 31, 2012:

In awarding the 2012 STIP Discretionary Component, the Compensation Committee recognized that the following strategic initiatives and opportunities, undertaken by us under the leadership of Mr. Slifka and executed by the NEOs, transformed us beyond our historic businesses and provided us with vital growth opportunities.  These strategic initiatives and opportunities include:

•                  On March 1, 2012, we acquired 100% of the membership interests in Alliance Energy LLC (“Alliance”), a gasoline distributor and operator of gasoline stations and convenience stores. As of the date of the acquisition, Alliance’s portfolio included approximately 540 gasoline stations in the Northeast, of which it owned or held under long-term lease approximately 250 stations, and had supply contracts for the remaining stations. The Alliance acquisition expanded our geographic footprint for gasoline stations to include Connecticut, New Jersey, New York, Pennsylvania, Maine and Vermont (the “Alliance acquisition”).

•                  On April 26, 2012, we entered into an agreement with Getty Realty, LLC to supply and provide management services to more than 200 gasoline stations in New York and New Jersey. On November 19, 2012, we signed a long-term lease agreement with Getty Realty, LLC for approximately 90 of those 200 sites to supply and operate gasoline stations in the New York City boroughs of Queens, Manhattan and the Bronx, as well as in Long Island and Westchester County.

•                  We completed construction on a new 100,000 barrel tank and truck offloading facility in Columbus, North Dakota as part of the development of that location as a hub for the gathering, storage, transportation and marketing of crude oil and other products.

•                  We signed a purchase agreement to acquire a 60% membership interest in Basin Transload, LLC, which operates two transloading facilities in Columbus and Beulah, North Dakota for crude oil and other products, with a combined rail loading capacity of 160,000 barrels per day (the “Basin acquisition”).

•                  We commenced negotiations to acquire 100% of the membership interests in Cascade Kelly Holdings LLC, which owns an ethanol plant and rail facilities for the transportation of ethanol and crude oil in Clatskanie, Oregon (the “CPBR acquisition”).

•                  We completed a build-out project in Albany, NY that increased rail receipts and throughput storage capacities of ethanol and crude oil and converted certain storage tanks for the handling of crude oil. This expansion increased our capacity to receive and distribute crude oil and other products from the mid-continent from 55,000 barrels per day to 160,000 barrels per day and allows the terminal to offload two 120-car unit trains in a 24-hour period.

•                  We continued the construction of a new rail-fed propane storage and distribution facility near its terminal in Albany, New York. The construction was completed in 2013, resulting in a single line rail haul facility serviced by Canadian Pacific, with an initial capacity of 540,000 gallons.  We expect this facility will be an attractive source of cost-competitive mid-continent propane for wholesale customers in the Northeast.

The Compensation Committee concluded that several of these initiatives (most notably, the creation of a “virtual pipeline” and the structuring of the acquisition of retail gasoline station and convenience store businesses by a master limited partnership) demonstrated Mr. Slifka’s strategic vision and leadership and the ability of the NEOs to execute upon these new initiatives. The Alliance acquisition, coupled with our agreements with Getty Realty, LLC, further established and expanded our presence in the retail gasoline station and convenience store businesses.  The Basin acquisition and the CPBR acquisition, together with the our existing terminal and rail facilities in Albany, New York, provide the foundation for our “virtual pipeline” to transport crude oil from the Bakken region in the Midwest to the east and west coasts of the United States.  These acquisitions also build upon our logistics expertise in transporting petroleum products to supply our needs, and the expansion of the services being provided by us to third parties.

Please contact the undersigned at 781-398-4211 or Brenda Lenahan of Vinson & Elkins LLP at 212-237-0133 if you have any questions regarding this response letter.

Sincerely,

/s/ Edward J. Faneuil
Edward J. Faneuil
Executive Vice President,
General Counsel and Secretary